May 15, 2007

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549
Attention:        Kaitlin Tillan
                        Assistant Chief Accountant

Re:	Thoratec Corporation
Form 10-K for the fiscal year ended December 30, 2006
Filed April 2, 2007
Form 8-K dated February 15, 2007
File No. 0-49798
Dear Ms. Tillan:
     On behalf of Thoratec Corporation, a California corporation (“Thoratec”), by this letter we respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated May 1, 2007 (the “Comment Letter”) relating to (i) Thoratec’s Annual Report on Form 10-K for the year ended December 30, 2006 (the “2006 10-K”) and (ii) Thoratec’s Current Report on Form 8-K filed with the SEC on February 15, 2007 (the “February 15th 8-K”). For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of Thoratec is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter appearing in bold type.
     This letter is being filed with the SEC on EDGAR supplementally as correspondence and we are also forwarding, by courier, a complete copy of this letter in paper format.

U.S. Securities and exchange Commission
Attention: Kaitlin Tillan
May 15, 2007

Form 10-K for the fiscal year ended December 30, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Acquisitions, page 31
1.	We note your disclosure that the estimated fair value of assets acquired and liabilities assumed for the Avox acquisition were determined primarily by an independent valuation firm. Please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the valuation firm in the “Experts” section and include its consent in the registration statement. If true, you may revise the disclosure in future filings to clearly indicate that management is responsible for the valuation and that management considered a number of factors when estimating fair value. In this regard, you should discuss the specific factors that management considered when estimating fair value. This also applies to the disclosure in Note 2 on page 55.
     Thoratec hereby supplementally advises the Staff that Thoratec has complied with the Staff’s request in its Quarterly Report on Form 10-Q, for the quarter ended March 31, 2007, filed with the SEC. Thoratec has revised the final paragraph of Note 10, Goodwill and Purchased Intangible Assets, in the quarterly report to read as follows (italics added):
a)	Amortization expense related to purchased intangible assets, net, was $3.2 million and $3.0 million for the three months ended March 31, 2007 and April 1, 2006. The Company acquired Avox during the fourth quarter of 2006, which will increase amortization expense for 2007 by approximately $0.7 million. The Avox acquisition was based upon estimated fair value of assets and liabilities as determined by us using an income approach for valuation of intangibles, which projects the associated revenues, expenses and cash flows attributable to the customer base, and the market value approach for valuation of other assets and liabilities, which considers the price at which comparable assets have been or are being purchased. Assuming no further acquisitions by Thoratec, amortization expense is expected to be approximately $12.6 million for each of the next five years. Patents and trademarks have useful lives of eight to twenty years, core and developed technology assets have useful lives ranging from six to twenty-four years and customer and distributor relationships and other have useful lives ranging from six to eleven years.

U.S. Securities and exchange Commission
Attention: Kaitlin Tillan
May 15, 2007

Income Taxes, page 36
2.	We note that your effective tax rate was (58)% and 26.9% in 2006 and 2005, respectively. You disclose that the change is primarily due to “a decrease in income before taxes, an updated estimate of foreign earnings considered to be permanently reinvested outside the U.S., and increases in tax advantaged interest income and research and development credits.” From the tax rate reconciliation provided on page 66, we note that a return to provision true-up and an ARB 51 true-up also had significant impacts on your tax rate for 2006. Please tell us and revise future filings to discuss the nature of and reasons for all significant changes in your tax rate between periods.
     Thoratec hereby supplementally advises the Staff that the nature of and reasons for all significant changes in its tax rate between 2006 and 2005 are as follows: the decrease in Thoratec’s annual effective tax rate for 2006 was primarily attributable to a decrease in income before taxes, an updated estimate of foreign earnings considered to be permanently reinvested outside the U.S., increases in tax advantaged interest income, increases in research and development credits and extraterritorial income exclusion deductions. The annual effective tax rate was further reduced by a return to provision true-up and an ARB 51 true-up. These reductions were partially offset by an increase in non-deductible share-based compensation expenses related to Thoratec’s adoption of SFAS No. 123(R) and the write-off of in-process research and development costs.
     Thoratec further advises the Staff that Thoratec has complied with the Staff’s request in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, by ensuring that all significant changes in its tax rate have been appropriately discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Thoratec will continue to comply with the Staff’s request in future filings of Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
Form 8-K dated February 15, 2007
3.	When furnishing information under Form 8-K, please revise future filings to comply with Regulation G which requires that when disclosing material information that includes a non-GAAP financial measure you must provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented. Although we note that you included the information under Item 2.02, please consider the guidance with specific reference to Instruction 2 which requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including explaining why you believe the measures provide useful information to investors.

U.S. Securities and exchange Commission
Attention: Kaitlin Tillan
May 15, 2007

     Thoratec hereby supplementally advises the Staff that Thoratec will comply with the Staff’s request in future filings. Thoratec believes that its Form 8-K filed on May 3, 2007, a copy of which is attached to this letter as Exhibit A, addresses the Staff’s concerns.
4.	Exhibit 99.1 under “Guidance for Fiscal 2007” we note that you have identified non-GAAP earnings per share for fiscal 2007 before addressing the GAAP measure. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise future filings to comply with the requirements of Item 10.
Please see Thoratec’s response to comment number 3 above.
5.	We note that you present your non-GAAP measures and reconciliation in the form of condensed non-GAAP statements of operations. This format may be confusing to investors as it also presents several non-GAAP measures, including non-GAAP selling, general and administrative expenses, non-GAAP research and development expenses and non-GAAP interest income and other, which have not been identified or described to investors. In fact, it appears that management does not use any of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe each measure provides useful information to investors.
• To eliminate investor confusion, please remove the non-GAAP statements of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, such as non-GAAP gross margins and non-GAAP net income, with the appropriate reconciliations.
• Please note that in the event that your Form 8-K is incorporated by reference into a `33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

U.S. Securities and exchange Commission
Attention: Kaitlin Tillan
May 15, 2007

     Please see Thoratec’s response to comment number 3 above.
* * * *
     As always, Thoratec remains available to discuss further its responses to the Comment Letter.
     Please do not hesitate to contact me with any questions, at (415) 393-8263.

Sincerely,

/s/ Gregory J. Conklin

Gregory J. Conklin
cc:	David Smith, Executive Vice President and Chief Financial Officer, Thoratec Corporation David Lehman, Senior Vice President and General Counsel, Thoratec Corporation

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): May 3, 2007
THORATEC CORPORATION

(Exact name of registrant as specified in its charter)
California

(State of Other Jurisdiction of Incorporation)

000-49798	94-2340464

(Commission File Number)	(IRS Employer Identification Number)

6035 Stoneridge Drive
Pleasanton, California 94588

(Address of principal executive offices including zip code)
(925) 847-8600

(Registrant’s telephone number, including area code)
Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On May 3, 2007, Thoratec Corporation (the “Company”) issued a press release announcing its quarterly period ended March 31, 2007 results, the text of which is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8-K, including the exhibit, is furnished pursuant to Item 2.02 and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section. Furthermore, the information in the Current Report on Form 8-K, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended.

No.	Exhibit
99.1	Press Release, dated May 3, 2007, regarding results for the quarterly period ended March 31, 2007.

2

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated as of May 3, 2007

THORATEC CORPORATION

	By:	/s/ David Smith

David Smith
Executive Vice President, Chief Financial Officer

3

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 3, 2007, regarding results for the quarterly period ended March 31, 2007.

4

EXHIBIT 99.1
THORATEC REPORTS 18 PERCENT INCREASE IN FIRST QUARTER
REVENUES; HEARTMATE® II PIVOTAL TRIAL ENROLLMENT NOW AT 616
TRIAL ENROLLMENT INCLUDES 188 RANDOMIZED DESTINATION THERAPY PATIENTS
COMPANY PROVIDES UPDATE ON FDA MEETING
     (PLEASANTON, CA)—Thoratec Corporation (NASDAQ: THOR), a world leader in products to treat cardiovascular disease, today reported revenues increased 18 percent over revenues in the first quarter a year ago. For the quarter ended March 31, 2007, revenues were $57.3 million, compared with revenues of $48.8 million in the first quarter of 2006.
     The net loss on a GAAP basis in the first quarter of 2007 was $0.3 million, or $0.01 per share, compared with a net loss of $0.9 million, or $0.02 per share, in the first quarter of 2006. Non-GAAP net income, which is described later in this news release, was $4.3 million, or $0.08 per diluted share, compared with non-GAAP net income of $3.2 million, or $0.06 per diluted share, a year ago.
          “Thoratec started 2007 with a very solid performance, as we experienced strong revenue growth across both of our businesses. Our financial performance was driven by an 18 percent increase in revenues from our HeartMate LVAS (Left Ventricular Assist System) product line and strong market acceptance for new offerings from our International Technidyne Corporation (ITC) division,” noted Gary F. Burbach, president and chief executive officer of Thoratec.
     “We also realized significant progress in our clinical trial for the HeartMate II, with a record three-month Pivotal trial enrollment rate of 113 patients, and we are now very close to completing enrollment in the Destination Therapy (DT) arm of the Pivotal trial. We also saw the release of initial data from the Bridge-to-Transplantation (BTT) trial at two major recent major medical meetings,” he added.
     The Company said its 100-day meeting with the FDA related to its PMA filing for BTT approval occurred on May 1, 2007, following the receipt of a letter that outlined a number of deficiencies in the submission. The Company said the discussion was constructive and that the Company has an understanding of the means needed to address the issues outlined by the FDA. The FDA will resume its review process, once the Company submits its response, which it expects to do within 60-90 days.
     As of April 27, 2007, the Company had enrolled 616 patients in the HeartMate II Pivotal trial, compared with 503 patients enrolled three months ago, and an increase of 391 patients over the 225 patients enrolled a year ago.

     Enrollment in the DT arm was particularly strong with 320 patients enrolled versus 253 patients three months ago. This includes 188 patients enrolled in the randomized portion of the trial, which calls for the enrollment of 200 patients. The Company has received approval for a Continued Access Protocol (CAP), allowing them to enroll an additional 60 patients once 200 randomized patients have been enrolled. Enrollment in the BTT arm of the trial was 296 patients as of April 27, 2007.
     “The initial data from the BTT trial discussed at the recent American College of Cardiology and International Society for Heart and Lung Transplantation meetings portrayed very compelling outcomes for bridge patients supported by the HeartMate II. In particular, the data regarding survival, adverse events—including stroke and infections—pump durability and the level of improvement in patient condition and quality of life while being supported by the device generated a great deal of interest among clinicians,” Burbach noted.
FINANCIAL HIGHLIGHTS
     Thoratec reported revenues of $57.3 million in the first quarter of 2007 compared with revenues of $48.8 million in the first quarter of 2006. Cardiovascular Division revenues were $35.5 million versus $29.8 million a year ago. Revenues at ITC were $21.8 million compared with $18.9 million in the first quarter of 2006.
     GAAP gross margin in the first quarter of 2007 was 60.2 percent, while non-GAAP gross margin, which excludes SFAS No.123R expense, was 60.8 percent. In 2006, GAAP and non-GAAP gross margin were 58.8 percent and 59.5 percent, respectively. Factors impacting gross margin in the first quarter of 2007 included improved manufacturing variances in both divisions and increased instrument upgrade activity at ITC.
     Operating expenses on a GAAP basis for the first quarter of 2007 were $36.0 million versus $30.7 million a year ago. On a non-GAAP basis, operating expenses were $29.7 million compared with $24.9 million in the first quarter of 2006. Operating expenses on a non-GAAP basis exclude, as applicable, SFAS No. 123R expense, amortization, in-process research and development, CEO transition and litigation expenses. The year-over-year increase in operating expenses is due primarily to personnel and clinical trial expenses related to the HeartMate II and approximately $0.8 million in expenses associated with the Company’s review of its stock option granting practices and spending on various corporate activities.
     The GAAP tax rate for the first quarter of 2007 was a benefit of 23 percent versus a benefit of 35 percent in the first quarter of the prior year. The non-GAAP tax rate was 31 percent versus 33 percent in the prior year. The decrease in tax rates is primarily attributed to increased tax-exempt interest income, higher research and development tax credits, and foreign tax credits.

Guidance for Fiscal 2007
     The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. For a more detailed discussion of forward-looking statements, please see additional information below.
     As a result of the discussion with the FDA described earlier in this press release, the Company is providing updated guidance for fiscal 2007.
•	The Company expects that revenues for fiscal 2007 will be in the range of $225-$242 million. This expectation assumes commercial launch of the HeartMate II for BTT between the end of the third quarter of 2007 and the beginning of 2008.

•	The Company expects that both GAAP and non-GAAP gross margin in 2007 will be approximately 59 percent. In addition, GAAP operating expenses are projected to increase approximately 10 to 12 percent with non-GAAP operating expenses projected to increase approximately from the high single digits to 10 percent over those in 2006.

•	GAAP earnings per share are expected to be in the range of a loss of $0.01 to income of $0.11. The Company expects that non-GAAP earnings per share in fiscal 2007 will be between $0.30 and $0.42 per diluted share. The Company expects weighted average shares outstanding of approximately 54 to 55 million shares.
MANAGEMENT’S REASONS FOR PRESENTING NON-GAAP FINANCIAL MEASURES
     Thoratec management evaluates and makes operating decisions using various measures. These measures are generally based on revenues generated by its products and certain costs of producing that revenue, such as costs of product sales, research and development, and selling, general and administrative expenses. Four such measures are non-GAAP gross margin, non-GAAP operating expenses (including non-GAAP selling, general and administrative expenses and non-GAAP research and development), non-GAAP net income and net income per share (including non-GAAP interest income and other), and non-GAAP tax rate, each discussed above, which are non-GAAP financial measures under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. Each of these non-GAAP measures consists of the comparable GAAP measure excluding, as applicable, amortization of intangibles, certain litigation and CEO transition expenses, in-process research and development expenses, share-based compensation expense under SFAS No. 123R, changes in the value of the “make whole” provision of our convertible notes, and other unusual or non-recurring costs, with non-GAAP net income adjusted by the amount of additional taxes payable or tax benefit that the Company would accrue if it used non-GAAP results instead of GAAP results to calculate the Company’s tax liability.

     Management believes that it is useful in measuring Thoratec’s operations to exclude, as applicable, amortization of intangibles, certain litigation and other unusual or non-recurring costs because these costs are either essentially fixed and cannot be influenced by management in the short or medium term or represent significant non-recurring or infrequent costs not related to current operations.
     In addition, management believes that excluding share-based compensation expense under SFAS No. 123R is appropriate because this is not a cash expense, but instead is a significant accounting charge that the Company was not required to record prior to 2006. Management also believes that changes in the value of the “make whole” provision of the Company’s convertible notes should be excluded from non-GAAP net income because the amount involved is not an actual cash expense, but instead is an estimated amount that we record pursuant to accounting rules that require the “make whole” provision to be treated as a separate security. Accordingly, management believes that excluding these two expenses from non-GAAP net income will provide information that is more generally comparable to prior periods and that reflects the Company’s core operating results.
     Management believes these non-GAAP financial measures provide useful supplemental information to management and investors regarding the performance of the Company’s business operations and facilitate comparisons to our historical operating results. Management also uses this information internally for forecasting and budgeting, as it believes that these measures are indicative of Thoratec’s core operating results. Note, however, that these non-GAAP financial measures are performance measures only, and do not provide any measure of the Company’s cash flow or liquidity. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within the attached condensed consolidated financial statements.
CONFERENCE CALL/WEBCAST INFORMATION
     Thoratec will hold a conference call to discuss its financial results and operating activities for all interested parties at 8 a.m. Pacific Daylight Time (11 a.m., Eastern Daylight Time) today. The teleconference can be accessed by calling 719-457-2660, passcode 3786493. Please dial in 10-15 minutes prior to the beginning of the call. The webcast will be available via the Internet at http://www.thoratec.com. A replay of the conference call will be available through Thursday, May 10, via http:///www.thoratec.com or by telephone at 719-457-0820, passcode 3786493.
     Thoratec is a world leader in therapies to address advanced stage heart failure. The Company’s product lines include the Thoratec® VAD (Ventricular Assist Device) and HeartMate LVAS with more than 11,000 devices implanted in patients suffering from heart failure. Additionally, its International Technidyne Corporation (ITC) division supplies blood testing and skin incision products. Thoratec is headquartered in Pleasanton, California. For more information, visit the Company’s web sites at http://www.thoratec.com or http://www.itcmed.com.

     Many of the preceding paragraphs, particularly but not excluding those addressing guidance for fiscal 2007 financial results, future performance or timelines and milestones for clinical trials, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “expects,” “projects,” “hopes,” “believes,” “could,” “will,” and other similar words. Actual results, events or performance could differ materially from these forward-looking statements based on variety of factors, many of which are beyond Thoratec’s control. Therefore, readers are cautioned not to put undue reliance on these statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to the development of new markets including Destination Therapy, the growth of existing markets for our products, customer and physician acceptance of Thoratec products, changes in the mix of existing markets for our products, customer and physician acceptance of Thoratec products, changes in the mix of Thoratec product sales and related gross margin for such product sales, the results of enrollment in and timing of clinical trials, including for the HeartMate II, the ability to improve financial performance, regulatory approval processes, the effects of healthcare reimbursement and coverage policies, the effects of seasonality in Thoratec product sales, the effects of price competition from any Thoratec competitors and the effects of any merger and acquisition related activities. Forward-looking statements contained in this press release should be considered in light of these factors and those factors discussed from time to time in Thoratec’s public reports filed with the Securities and Exchange Commission, such as those discussed under the heading, “Risk Factors,” in Thoratec’s most recent annual report on Form 10-K, and as may be updated in subsequent SEC filings. These forward-looking statements speak only as of the date hereof. Thoratec undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
Contact Information:
David Smith
Executive Vice President, Chief Financial Officer
Thoratec Corporation
(925) 847-8600
or
Neal Rosen
Kalt Rosen Group/Ruder Finn West
(415) 692-3058

THORATEC CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except per share data)

	Three Months Ended
	March 31,	April 1,
	2007	2006

Product sales	$57,310	$48,755
Cost of product sales	22,797	20,108

Gross profit	34,513	28,647

Operating expenses:
Selling, general and administrative	21,945	18,060
Research and development	10,893	9,585
Amortization of purchased intangible assets	3,153	2,974
Litigation	—	57

Total operating expenses	35,991	30,676

Loss from operations	(1,478)	(2,029)
Other income and (expense):
Interest expense	(1,068)	(1,103)
Interest income and other	2,187	1,701

Loss before income tax benefit	(359)	(1,431)
Income tax benefit	(84)	(501)

Net loss	$(275)	(930)

Net loss per share:
Basic and diluted	$(0.01)	$(0.02)

Shares used to compute net loss per share:
Basic	52,736	52,218
Diluted	52,736	52,218

THORATEC CORPORATION AND SUBSIDIARIES
Reconciliation of GAAP to Non-GAAP Financial Measures
(Unaudited)
(in thousands, except for per share data)

	Fiscal Quarter Ended March 31, 2007
					Litigation,
		Share Based	Amortization	CEO	Make-Whole
	GAAP	Compensation	of Purchased	Transition	Provision and	Non-GAAP
	Results	Expense	Intangibles	Costs	Other	Results

Product sales	$57,310					$57,310
Cost of product sales	22,797	(356)				22,441

Gross profit	34,513	356				34,869

Operating expenses:
Selling, general and administrative	21,945	(2,348)				19,597
Research and development	10,893	(798)				10,095
Amortization of purchased intangible assets	3,153		(3,153)			—
Litigation and other costs	—				—	—

Total operating expenses	35,991	(3,146)	(3,153)	—	—	29,692

Income (loss) from operations	(1,478)	3,502	3,153	—	—	5,177
Interest expense	(1,068)					(1,068)
Interest income and other	2,187				(91)	2,096

Income (loss) before income tax expense	(359)	3,502	3,153	—	(91)	6,205
Income tax expense (benefit)	(84)					1,929

Net income (loss)	$(275)					$4,276

Net income (loss) per share, basic	$(0.01)					$0.08

Net income (loss) per share, diluted	$(0.01)					$0.08

Shares used to compute net income (loss) per share:
Basic	52,736					52,736
Diluted	52,736					54,110

	Fiscal Quarter Ended April 1, 2006
					Litigation,
		Share Based	Amortization	CEO	Make-Whole
	GAAP	Compensation	of Purchased	Transition	Provision and	Non-GAAP
	Results	Expense	Intangibles	Costs	Other	Results

Product sales	$48,755					$48,755
Cost of product sales	20,108	(368)				19,740

Gross profit	28,647	368				29,015

Operating expenses:
Selling, general and administrative	18,060	(1,524)		(698)		15,838
Research and development	9,585	(569)				9,016
Amortization of purchased intangible assets	2,974		(2,974)			—
Litigation and other costs	57				(57)	—

Total operating expenses	30,676	(2,093)	(2,974)	(698)	(57)	24,854

Income (loss) from operations	(2,029)	2,461	2,974	698	57	4,161
Interest expense	(1,103)					(1,103)
Interest income and other	1,701				(35)	1,666

Income (loss) before income tax expense	(1,431)	2,461	2,974	698	22	4,724
Income tax expense (benefit)	(501)					1,536

Net income (loss)	$(930)					$3,188

Net income (loss) per share, basic	$(0.02)					$0.06

Net income (loss) per share, diluted	$(0.02)					$0.06

Shares used to compute net income (loss) per share:
Basic	52,218					52,218
Diluted	52,218					54,323
Use of Non-GAAP Financial Measures
     This press release discloses non-GAAP financial measures of gross margin, operating expenses, net income, net income per share and tax rate which are not financial measures prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). Management believes that these non-GAAP financial measures provide useful supplemental information to management and investors regarding the performance of the Company’s business operations and facilitate comparisons to the Company’s historical operating results by excluding, as applicable, the effects of charges associated with certain litigation, CEO transition costs, share-based compensation expense, in process R&D, amortization of intangibles and other unusual or non-recurring costs. However, non-GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP. Investors and potential investors are encouraged to review the above reconciliation of GAAP to non-GAAP financial measures.